March 4, 2009

VIA EDGAR/US MAIL

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Attention: Heather Clark

Re:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 22, 2008; File No. 1-32999

Dear Ms. Clark:

This letter responds to the written comments received from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 19, 2008 regarding the annual report on Form 10-K of Fuel Systems Solutions, Inc. (“Fuel Systems” or the “Company”) for the fiscal year ended December 31, 2007. The responses below correspond to the captions and numbers of the comments in your letter which are reproduced below in bold.

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2. Restatement of Consolidated Financial Statements, page F-15

1.

We note your response to prior comment 1 but are still somewhat unclear as to the nature of the errors requiring correction. We also note from footnote (a) in note 19 that adjustments for Q1 and Q2 2007 appear somewhat material with respect to net income for those period and no impact is disclosed for Q3 of 2007 (rather, Q2 is disclosed twice, making it unclear which adjustment is properly reflected in Q2). So that we may better understand the specific nature and amounts of the errors identified in your financial statements, please clearly describe the accounting treatment applied prior to the discovery of the errors, as well as the corrected accounting, specifically identifying the impact of the error on each reported financial statement line item affected as of and for the year ended December 31,

United States Securities &

Exchange Commission

March 4, 2009

2005 as well as each quarterly period in 2006 and 2007 and as of and for the years ended December 31, 2006 and December 31, 2007. Include in your response your materiality analysis for each annual and quarterly period affected. We may have further comment upon receipt of your response.

Response:

First, we agree that reference to adjustments for Q2 2007 is disclosed twice in footnote (a) of note 19. The second reference to “Q2 2007” is a typo; it should have referred to “Q3 2007.” We will correct this typo in subsequent filings.

Second, prior to identifying the errors relating to capitalizing labor and overhead costs associated with the build-up of inventory at some of the Company’s foreign subsidiaries, we had incorrectly recorded a portion of these costs as an expense in the financial statement line item for cost of revenue.

For your reference, the attached Exhibit A details the rollover effect of the errors on net income (loss) and earnings per share (EPS) if we had recorded the errors in each quarterly period in 2006 and 2007 through the quarter ended September 30, 2007. Exhibit A also specifically identifies the impact of the errors on each reported financial statement line item affected for each of those periods. In addition, the schedule details the impact of the errors, which we did record, on these same financial statement line items for the year ended December 31, 2005.

We reviewed the quantitative effect of those errors on our consolidated financial statements for the years ended December 31, 2005 and December 31, 2006 and the quarters ended March 31, 2006 and 2007, June 30, 2006 and 2007, and September 30, 2006 and 2007 under both the “rollover” (see Exhibit A) and “iron curtain” (see attached Exhibit B) approaches. After quantifying the errors for each period noted above, we analyzed qualitative characteristics of the errors. The initial quantitative basis for our review of the effect of the errors was guidance from Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).

Based on our quantitative analysis of the errors on our consolidated financial statements under the iron curtain method, correcting the errors from the year ended December 31, 2005 in our fourth quarter 2007 consolidated financial statements would have resulted in a material change in our results for the fourth quarter of 2007. In accordance with SAB 108, since the errors from 2005 were material to the results for the fourth quarter of 2007, we restated our results of operations for the year ended December 31, 2005 to correct the errors for that period even though the errors were not material to that period.

United States Securities &

Exchange Commission

March 4, 2009

After correcting the error in the consolidated financial statements as of and for the year ended December 31, 2005, we quantified the impact to the consolidated financial statements as of and for the year ended December 31, 2006 and each quarterly period in 2006 and 2007 through the quarterly period ended September 30, 2007 under both the rollover (see Exhibit A) and iron curtain (see Exhibit C) methods. After recording the effects of the errors in our consolidated financial statements as of and for the year ended December 31, 2005, we concluded the unrecorded errors were not material to any of the Company’s consolidated financial statements within any quarterly or annual reporting period during fiscal years 2006 or 2007.

In light of the recent December 8, 2008 Speech by the SEC Staff1 which clarifies how the Staff applies SAB 108 for the quantitative analysis, we have determined that the clarification has no material impact on our analysis or conclusion.

Our analysis of the unrecorded adjustments follows.

Materiality Assessment

Our initial materiality assessment quantified, in percentage terms, the magnitude of the misstatements on net income and EPS. Then our materiality assessment analyzed the qualitative factors of the unrecorded adjustments as discussed below. In assessing materiality of the unrecorded adjustments, we referred to the considerations in SEC Staff Accounting Bulletin No. 99, Materiality, with respect to the qualitative considerations an investor might take into account. We considered whether (1) “the misstatement masks a change in earnings or other trends,” (2) “the misstatement changes a loss into income or vice versa,” and (3) “the misstatement hides a failure to meet analysts’ consensus expectations,” among other considerations. The discussion of our analysis follows:

Year Ended December 31, 2006 and Each 2006 Quarterly Period

The magnitude of the unrecorded errors on a rollover basis would have changed net income (loss) for each of the quarters in 2006 by $(31,000) (or 1% of net income) for the first quarter of 2006, $114,000 (or 7% of net income) for the second quarter of 2006, $(20,000) (or 1% of net income) for the third quarter of 2006, $(31,000) (or 3% of net

[1]	Speech by SEC Staff: Remarks Before the 2008 AICPA National Conference on Current SEC and PCAOB Developments by Mark Mahar.

United States Securities &

Exchange Commission

March 4, 2009

loss) for the fourth quarter of 2006 and $32,000 (or one-half of 1% of net income) for the year ended December 31, 2006. These unrecorded adjustments had no impact on EPS for the first, third or fourth quarters of 2006 or for the year ended December 31, 2006. We also do not believe the effects of the unrecorded adjustments in the first, third or fourth quarters of 2006 were material to the consolidated financial statements. While the impact on net income and EPS for the second quarter of 2006 was $114,000 (or 7% of net income) and $0.01 per share (or 9% of EPS), we believe this impact was not material. The impact did not change our earnings trend or hide a failure to meet analyst estimates since our second quarter 2006 EPS was significantly below analyst estimates2 for our EPS for that particular quarter by $0.07 per share. As such, we believe the impact of increase of $0.01 per share for EPS in the second quarter of 2006 would not have caused investors to alter their investment decision with respect to our stock.

2007 Quarterly Periods Through September 30, 2007

The impact on net income (loss) on a rollover basis for each of the quarters in 2007 was $184,000 (or 18% of net income) for the first quarter of 2007, $(40,000) (or 10% of net income) for the second quarter of 2007 and $(47,000) (or 13% of net loss) for the third quarter of 2007. These unrecorded adjustments had no impact on EPS for the second or third quarters of 2007 and increased EPS for first quarter of 2007 by $0.01 per share. Also, these unrecorded adjustments did not change our earnings trend, change net income to net loss (or vice versa) or hide a failure to meet analyst estimates. When considering whether to restate our consolidated financial statements for these impacts, we considered the timing of our financial statement filings for the first, second and third quarters of 2007. We filed our quarterly reports on Form 10-Q for the first quarter and second quarter of 2007 late in the year on October 31, 2007 due to our voluntary stock option investigation and related restatement, and we filed our quarterly report on Form 10-Q for the third quarter a few weeks after on November 14, 2007. Since we were delayed in our filings during 2007, there was no updated analyst guidance for any of those periods. As a result, we concluded that since the EPS impact on the first quarter of 2007 was only $0.01 per share and there was no EPS impact to the second and third quarters of 2007 and our quarterly filings during 2007 were delayed, that the effect of the unrecorded adjustments would not have caused investors to alter their investment decision with respect to our stock.

[2]	John Quealy with Canaccord Adams issued an analyst report on June 13, 2006, which reflected an EPS estimate of $0.18 per share for the second quarter of 2006.

United States Securities &

Exchange Commission

March 4, 2009

* * * * *

Fuel Systems acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you are welcome to contact me at (714) 656-1213 or Eva Davis of Kirkland & Ellis LLP, the Company’s outside legal counsel, at (213) 680-8508.

Sincerely,

/s/ Bill E. Larkin
Bill E. Larkin
Chief Financial Officer

cc:	Eva H. Davis, Kirkland & Ellis LLP

Fuel Systems Solutions, Inc.	EXHIBIT A

Detail of Identified Errors Related to Capitalization of Labor and Overhead costs Associated with the Build-up of Inventory

RE: Restatement in December 31, 2007 Form 10-K

Rollover Analysis

Impact to P&L	Year Ended 2005	2006				Year Ended	2007
	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep
Decrease (increase) to cost of revenue	$640	($33)	$166	($18)	($29)	$86	$256	($72)	($61)

Adjustment to income tax benefit (expense)	($99)	$4	($65)	$9	$15	($37)	($72)	$22	$24

Decrease (increase) to minority interest expense	($128)	($2)	$13	($11)	($17)	($17)	$0	$10	($10)

Increase to equity in income of unconsolidated sub	$292	$0	$0	$0	$0	$0	$0	$0	$0

Total P&L Impact (after tax)	$705	($31)	$114	($20)	($31)	$32	$184	($40)	($47)

Net income (loss) (as reported)	($10,354)	$3,274	$1,736	$3,126	($1,224)	$6,912	$1,018	$395	($359)
Impact to net income	-7%	-1%	7%	-1%	3%	0%	18%	-10%	13%

EPS (as reported)	($0.77)	$0.22	$0.11	$0.20	($0.08)	$0.45	$0.07	$0.03	($0.02)
Impact to EPS	$0.05	$0.00	$0.01	$0.00	$0.00	$0.00	$0.01	$0.00	$0.00
	-6%	0%	9%	0%	0%	0%	14%	0%	0%
Analyst EPS estimate			$0.18

Impact to Balance Sheet (DR/CR Format)	Year Ended 2005	2006					2007
	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec		31-Mar	30-Jun	30-Sep
Inventory	$1,170	$1,157	$1,367	$1,364	$1,391		$1,665	$1,615	$1,646
Deferred tax liability	($400)	($403)	($483)	($480)	($484)		($562)	($547)	($554)
Minority interest liability	($116)	($120)	($113)	($124)	($147)		($149)	($140)	($159)
Retained earnings	($705)	($674)	($788)	($768)	($737)		($921)	($881)	($834)
Accumulated other comprehensive incomes(loss)	$51	$40	$17	$8	($23)		($33)	($47)	($99)

Fuel Systems Solutions, Inc.	EXHIBIT B

Detail of Identified Errors Related to Capitalization of Labor and Overhead costs Associated with the Build-up of Inventory

RE: Restatement in December 31, 2007 Form 10-K

Iron Curtain Analysis - Before Recording Adjustments

Impact to P&L	Year Ended 2005	2006				2007
	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep
Decrease (increase) to cost of revenue	$640	$607	$773	$755	$726	$982	$910	$849

Adjustment to income tax benefit (expense)	($99)	($95)	($160)	($151)	($136)	($208)	($186)	($162)

Decrease (increase) to minority interest expense	($128)	($130)	($117)	($128)	($145)	($145)	($135)	($145)

Increase to equity in income of unconsolidated sub	$292	$292	$292	$292	$292	$292	$292	$292

Total P&L Impact (after tax)	$705	$674	$788	$768	$737	$921	$881	$834

Net income (loss) (as reported)	($10,354)	$3,274	$1,736	$3,126	($1,224)	$1,018	$395	($359)
Impact to net income	-7%	21%	45%	25%	-60%	90%	223%	-232%

EPS (as reported)	$0.77	$0.22	$0.11	$0.20	($0.08)	$0.07	$0.03	($0.02)
Impact to EPS	$0.05	$0.06	$0.05	$0.05	$0.05	$0.06	$0.06	$0.05
	6%	27%	45%	25%	-63%	86%	200%	-250%
Analyst EPS estimate			$0.18

Impact to Balance Sheet (DR/CR Format)	Year Ended 2005	2006				2007
	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep
Inventory	$1,170	$1,157	$1,367	$1,364	$1,391	$1,665	$1,615	$1,646
Deferred tax liability	($400)	($403)	($483)	($480)	($484)	($562)	($547)	($554)
Minority interest liability	($116)	($120)	($113)	($124)	($147)	($149)	($140)	($159)
Retained earnings	($705)	($674)	($788)	($768)	($737)	($921)	($881)	($834)
Accumulated other comprehensive incomes(loss)	$51	$40	$17	$8	($23)	($33)	($47)	($99)

Fuel Systems Solutions, Inc.	EXHIBIT C

Detail of Identified Errors Related to Capitalization of Labor and Overhead costs Associated with the Build-up of Inventory

RE: Restatement in December 31, 2007 Form 10-K

Iron Curtain Analysis - After Recording Adjustments

Impact to P&L	Year Ended 2005	2006				2007
	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep
Decrease (increase) to cost of revenue	$640	($33)	$133	$115	$86	$342	$270	$209

Adjustment to income tax benefit (expense)	($99)	$4	($61)	($52)	($37)	($109)	($87)	($63)

Decrease (increase) to minority interest expense	($128)	($2)	$11	$0	($17)	($17)	($7)	($17)

Increase to equity in income of unconsolidated sub	$292	$0	$0	$0	$0	$0	$0	$0

Total P&L Impact (after tax)	$705	($31)	$83	$63	$32	$216	$176	$129

Net income (loss) (as reported)	($10,354)	$3,274	$1,736	$3,126	($1,224)	$1,018	$395	($359)
Impact to net income	-7%	-1%	5%	2%	-3%	21%	45%	-36%

EPS (as reported)	$0.77	$0.22	$0.11	$0.20	($0.08)	$0.07	$0.03	($0.02)
Impact to EPS	$0.05	$0.00	$0.01	$0.00	$0.00	$0.01	$0.01	$0.01
	6%	0%	9%	0%	0%	14%	33%	-50%
Analyst EPS estimate			$0.18

Impact to Balance Sheet (DR/CR Format)	Year Ended 2005	2006				2007
	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep
Inventory	$1,170	$1,157	$1,367	$1,364	$1,391	$1,665	$1,615	$1,646
Deferred tax liability	($400)	($403)	($483)	($480)	($484)	($562)	($547)	($554)
Minority interest liability	($116)	($120)	($113)	($124)	($147)	($149)	($140)	($159)
Retained earnings	($705)	($674)	($788)	($768)	($737)	($921)	($881)	($834)
Accumulated other comprehensive incomes(loss)	$51	$40	$17	$8	($23)	($33)	($47)	($99)